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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  ------------

                                    FORM 8-A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                      Collaborative Clinical Research, Inc.
             (Exact name of registrant as specified in its charter)

             Ohio                                     34-1685364
  ----------------------------                ----------------------------
  (State of Incorporation or                       (I.R.S. Employer
             Organization)                            Identification No.)


       20600 Chagrin Boulevard, Suite 1050, Cleveland, Ohio          44122
  ---------------------------------------------------------    ----------------
         (Address of Principal Executive Offices)                 (Zip Code)

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
          If this Form relates to the registration of a                    If this Form relates to the registration of a
          class of securities pursuant to Section 12(b) of                 class of securities pursuant to Section 12(g)
          the Exchange Act and is effective pursuant to                    of the Exchange Act and is effective pursuant
          General Instruction A.(c), check the following                   to General Instruction A.(d), check the
          box.[ ]                                                          following box. [ ]

Securities Act registration statement file number to which this form relates:
____________ (if applicable)

Securities to be registered pursuant to Section 12(b) of the Act:

          Title of Each Class                   Name of Each Exchange on Which
          to be so Registered                   Each Class is to be Registered

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Securities to be registered pursuant to Section 12(g) of the Act:

          Series A Junior Participating Preferred Stock Purchase Rights
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                                (Title of Class)


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ITEM 1.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

         On September 2, 1997, the Board of Directors of Collaborative Clinical Research, Inc. (the "Company") declared a dividend of one Series A Junior Participating Preferred Stock purchase right (a "Right") for each outstanding Common Share, without par value (the "Common Shares"), of the Company to purchase one one-hundredth of a share of a new Series A Junior Participating Preferred Stock (the "Series A Preferred Stock"). The dividend is payable on September 15, 1997 (the "Record Date") to the Company's shareholders of record on that date. Each Right entitles the registered holders the Company's Common Shares to buy one one-hundredth of a share of Series A Preferred Stock at an exercise price of $30, subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement"), dated September 2, 1997, between the Company and National City Bank, as Rights Agent (the "Rights Agent").

         Until the earlier to occur of (i) ten days following a public announcement that a person, or group of affiliated or associated persons (an "Acquiring Person") has acquired beneficial ownership of 20% or more of the Company's outstanding Common Shares or (ii) ten business days (or such later date as may be determined by action of the Board of Directors prior to such time as any person becomes an Acquiring Person) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 20% or more of the Company's outstanding Common Shares (the earlier of such dates being called the "Distribution Date"), the Rights will be evidenced, with respect to any of the Common Share certificates outstanding as of the Record Date, by such Common Share certificate.

         The Rights Agreement provides that, until the Distribution Date (or earlier redemption or expiration of the Rights), the Rights will be transferred with and only with the Common Shares. Until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Share certificates issued after the Record Date, upon transfer or new issuance of Common Shares will contain a legend incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates for Common Shares, outstanding as of the Record Date, even without such legend or a copy of the Summary of Rights provided to the Company's shareholders on the Records date, will also constitute the transfer of the Rights associated with the Common Shares represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.

         The Rights are not exercisable until the Distribution Date. The Rights will expire on the earliest of (i) the close of business on September 15, 2007 (the "Final Expiration Date"), (ii) the time at which the Rights are redeemed or
(iii) the time at which such Rights are exchanged.

         The purchase price payable and the number of shares of Series A Preferred Stock or other securities or property issuable upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or

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reclassification of, the Series A Preferred Stock, (ii) upon the grant to holders of the Series A Preferred Stock of certain rights, options or warrants to subscribe for or purchase Series A Preferred Stock (or equivalent preferred shares of the Company) at a price, or securities convertible into Series A Preferred Stock with a conversion price, less than the then current market price of the Preferred Stock or (iii) upon the distribution to holders of the Series A Preferred Stock of evidences of indebtedness or assets (excluding regular periodic cash dividends paid out of earnings or retained earnings or dividends payable in Series A Preferred Stock) or of subscription rights or warrants (other than those referred to above).

         The purchase price payable, the number of outstanding Rights and the number of one one-hundredths of Series A Preferred Stock issuable upon exercise of each Right are also subject to adjustment in the event of a stock split of the Common Shares or a stock dividend on the Common Shares payable in Common Shares or subdivisions, consolidations or combinations of the Common Shares occurring, in any such case, prior to the Distribution Date.

         Series A Preferred Stock purchasable upon exercise of the Rights will not be redeemable and will rank junior to any other series of the Company's preferred shares. Each whole share of Series A Preferred Stock will be entitled to a minimum preferential quarterly dividend payment of $1.00 per share but will be entitled to an aggregate dividend of 100 times the dividend declared on the Common Shares. In the event of liquidation, the holders of the new Series A Preferred Stock will be entitled to a minimum preferential liquidation payment of $100 per share but will be entitled to an aggregate payment of 100 times the payment made per Common Share. Each share of Series A Preferred Stock will have 1 vote, voting together with the Common Shares. Finally, in the event of any merger, consolidation or other transaction in which the Common Shares are exchanged for or changed into other stock or securities, cash and/or other property, each share of Series A Preferred Stock will be entitled to receive 100 times the amount received per Common Share. These rights are protected by customary anti-dilution provisions.

         Because of the nature of the Series A Preferred Stock dividend and liquidation rights, the value of the one one-hundredth interest in a share of Preferred Stock purchasable upon exercise of each Right should approximate the value of one share of Common Stock.

         In the event that the Company is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold, proper provision will be made so that each holder of a Right will thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the Right. In the event that any person or group of affiliated or associated persons becomes an Acquiring Person, proper provision shall be made so that each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will thereafter be void), will thereafter have the right to receive upon exercise that number of Common Shares having a market value of two times the exercise price of the Right.

         At any time after a person or group becomes an Acquiring Person and prior to the acquisition by such person or group of 50% or more of the then-outstanding Common Shares, the

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Board of Directors of the Company may exchange the Rights (other than Rights owned by such person or group which have become void), in whole or in part, at an exchange ratio of one Common Share or one one-hundredth of a share of Series A Preferred Stock (or of a share of a class or series of the Company's preferred shares having equivalent rights, preferences and privileges), per Right (subject to adjustment).

         With certain exceptions, no adjustment in the purchase price will be required until cumulative adjustments require an adjustment of at least 1% in such purchase price. No fractional shares of Series A Preferred Stock will be issued (other than fractions which are integral multiples of one one-hundredth of a share of Series A Preferred Stock, which may, at the election of the Company, be evidenced by depositary receipts) and in lieu thereof, an adjustment in cash will be made based on the market price of the Series A Preferred Stock on the last trading day prior to the date of exercise.

         At any time prior to the acquisition by a person or group of affiliated or associated persons of beneficial ownership of 20% or more of the then-outstanding Common Shares, the Board of Directors of the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right (the "Redemption Price"). The redemption of the rights may be made effective at such time on such basis and with such conditions as the Board of Directors in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

         The terms of the Rights may be amended by the Board of Directors of the Company without the consent of the holders of the Rights, except that from and after such time as any person becomes an Acquiring Person no such amendment may adversely affect the interests of the holders of the Rights. The Board of Directors of the Company may lower the 20% beneficial ownership thresholds, applied for the purpose of determining the Distribution Date, to no less than the greater of (i) 10% or (ii) the sum .001% and the largest percentage of outstanding Common Shares of the Company known by the Company to be beneficially owned by any person (other than the Company, any subsidiary of the Company, any employee benefit plan of the Company or subsidiary of the Company, or any entity holding Common Shares for or pursuant to the terms of any such plan).

         Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends.

         As of September 15, 1994 the Company had a total of 6,402,914 Common Shares outstanding. As of September 15, 1997, the Company had a total of 497,083 Common Shares issuable upon exercise of outstanding stock options. Each outstanding Common Share will receive one Right. The Company has a total of 1,000,000 shares of Serial Preferred Shares authorized of which no shares are outstanding. There has been reserved for issuance 500,000 shares of Serial A Preferred Stock of the Company issuable upon exercise of the Rights.


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ITEM 2.  EXHIBITS.

         The following exhibit is filed as a part of this Registration
         Statement:

         1. Rights Agreement, dated September 2, 1997, by and between the Company and National City Bank, as Rights Agent, which includes the Certificate of Designations as Exhibit A, the Form of Rights Certificate as Exhibit B and the Summary of Rights as Exhibit C.


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                                    SIGNATURE

                  Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

                                          COLLABORATIVE CLINICAL RESEARCH, INC.

                                                   (Registrant)

Date:  September 15, 1997                   By:     /s/  Terry C. Black
                                                 ------------------------------
                                            Terry C. Black,
                                            Vice President of Finance, Chief
                                            Financial Officer, Treasurer and
                                            Assistant Secretary


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                                  EXHIBIT INDEX
                                  -------------

     Exhibit No.                                               Document Name
     -----------                                               -------------

         1 Rights Agreement, dated September 2, 1997, by and between the Company and National City Bank, as Rights Agent, which includes the Certificate of Designations as Exhibit A, the Form of Rights Certificate as Exhibit B and the Summary of Rights as Exhibit C.